# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LendingTree, Inc., CIK 0001434621
CUSIP: 52603B107
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1415 VANTAGE PARK DRIVE, SUITE 700, Charlotte, North Carolina (NC), 28203
Date of event which requires filing of this statement: 10/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002104073

## Reporting persons
- Greuling Megan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,333,460; shared voting power 1,213,950; sole dispositive power 1,333,460; shared dispositive power 1,213,950; aggregate amount beneficially owned 2,547,410 (17.59% of the class)
  Comment: Based on 13,771,301 shares of common stock outstanding as of February 10, 2026.
- Beason Marion Brent: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,659,633; sole dispositive power 0; shared dispositive power 1,659,633; aggregate amount beneficially owned 1,659,633 (11.46% of the class)
  Comment: Based on 13,771,301 shares of common stock outstanding as of February 10, 2026.
- Lebda Family Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,325,000; shared voting power 0; sole dispositive power 1,325,000; shared dispositive power 0; aggregate amount beneficially owned 1,325,000 (9.62% of the class)
  Comment: Based on 13,771,301 shares of common stock outstanding as of February 10, 2026.
- Estate of Douglas R. Lebda: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 1,098,705; shared voting power 0; sole dispositive power 1,098,705; shared dispositive power 0; aggregate amount beneficially owned 1,098,705 (7.59% of the class)
  Comment: Based on 13,771,301 shares of common stock outstanding as of February 10, 2026.

## Item 1. Issuer
Name of issuer: LendingTree, Inc.
Address of issuer's principal executive offices: 1415 Vantage Park Dr., Suite 700, Charlotte, North Carolina 28203

## Item 2. Person Filing
Name of person filing: The names of the persons filing this Schedule 13G (collectively, the "Reporting Persons") are: (1) Megan Greuling ("Greuling"), an individual and in her capacity as (i) co-executor of the Estate of Douglas R. Lebda (the "Estate"), (ii) co-trustee of The Douglas R. Lebda Revocable Trust u/a dated February 9, 2012, as amended (the "Trust"), and (iii) manager of Lebda Family Holdings, LLC ("Holdings"). (2) Brent Beason ("Beason"), an individual and in his capacity as (i) co-executor of the Estate, (ii) co-trustee of the Trust, (iii) co-trustee of the MG Descendants Perpetual Trust u/a dated October 11, 2016, which has the right to appoint the manager of Lebda Family Holdings II, LLC ("Holdings II"), and (iv) co-trustee of the DL Nonexempt Perpetual Trust u/a dated December 6, 2018, which has the right to appoint the manager of 2022 Lebda Family Holdings, LLC ("2022 Holdings"). (3) Holdings. (4) The Estate. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence: (1) Greuling's address is 1415 Vantage Park Dr., Suite 700, Charlotte, North Carolina 28203; (2) Beason's address is 4521 Sharon Road, #225, Charlotte, North Carolina 28211; (3) Holdings' address is 1415 Vantage Park Dr., Suite 700, Charlotte, North Carolina 28203; and (4) The Estate's address is 1415 Vantage Park Dr., Suite 700, Charlotte, North Carolina 28203.
Citizenship: Each of Greuling, Beason and the Estate is a United States citizen. Holdings is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (1) Greuling beneficially owns 2,547,410 shares of Common Stock, consisting of: (i) 5,808 shares held by Grueling; (ii) 2,652 shares issuable upon exercise of options to purchase Common Stock exercisable within 60 days of the date on the signature page hereto, which options are held by Grueling; (iii) 1,325,000 shares held by Holdings as to which she has sole voting and dispositive power in her capacity as its manager; (iv) 300,000 shares held by 2021 Lebda Family Holdings, LLC ("2021 Holdings") as to which she shares voting and dispositive power in her capacity as co-executor of the Estate, which, in its capacity as the holder of a majority in interest of 2021 Holdings, has the right to appoint its manager; (v) 115,245 shares held by the Trust as to which she shares voting and dispositive power in her capacity as co-trustee of the Trust; and (vi) the following shares as to which she shares voting and dispositive power in her capacity as co-executor of the Estate: (A) 135,534 shares held by the Estate; and (B) 663,171 shares issuable upon exercise of options to purchase Common Stock exercisable within 60 days of the date on the signature page hereto, which options are held directly by the Estate. (2) Beason beneficially owns 1,659,633 shares of Common Stock, consisting of: (i) 433,159 shares held by 2022 Holdings as to which he shares voting and dispositive power in his capacity as co-trustee of the holder of a majority in interest of 2022 Holdings, which, in its capacity as such, has the right to appoint its manager; (ii) 300,000 shares held by 2021 Holdings as to which he shares voting and dispositive power in his capacity as co-executor of the Estate, which, in its capacity as the holder of a majority in interest of 2021 Holdings, has the right to appoint its manager; (iii) 12,524 shares held by Holdings II as to which he shares voting and dispositive power in his capacity as co-trustee of the holder of a majority in interest of Holdings II, which, in its capacity as such, has the right to appoint its manager; (iv) 115,245 shares held by the Trust as to which she shares voting and dispositive power in her capacity as co-trustee of the Trust; and (v) the following shares as to which he shares voting and dispositive power in his capacity as co-executor of the Estate: (A) 135,534 shares held by the Estate; and (B) 663,171 shares issuable upon exercise of options to purchase Common Stock exercisable within 60 days of the date on the signature page hereto, which options are held directly by the Estate. (3) Holdings beneficially owns 1,325,000 shares of Common Stock, all of which are held directly by Holdings. (4) The Estate beneficially owns 1,098,705 shares of Common Stock, consisting of: (i) 300,000 shares held by 2021 Holdings, which the Estate, in its capacity as the holder of a majority in interest of 2021 Holdings, has the right to appoint its manager; (ii) 135,534 shares held by the Estate; and (iii) 663,171 shares issuable upon exercise of options to purchase Common Stock exercisable within 60 days of the date on the signature page hereto, which options are held directly by the Estate.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the number of shares of Common Stock as to which the such Reporting Person has sole power to vote or to direct the vote of the shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the number of shares of Common Stock as to which the such Reporting Person has shared power to vote or to direct the vote of the shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the number of shares of Common Stock as to which the such Reporting Person has sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the number of shares of Common Stock as to which the such Reporting Person has shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Greuling Megan: /s/ Megan Greuling, Megan Greuling (02/23/2026)
- Beason Marion Brent: /s/ Brent Beason, Brent Beason (02/23/2026)
- Lebda Family Holdings, LLC: /s/ Megan Greuling, Megan Greuling, Manager (02/23/2026)
- Estate of Douglas R. Lebda: /s/ Megan Greuling, Megan Greuling, co-executor (02/23/2026)
Comment: Additional signature for "Estate of Douglas R. Lebda"
/s/ Brent Beason
Brent Beason, co-executor